Free Writing Prospectus (To the prospectus dated April 4, 2011, as supplemented by the prospectus supplement dated June 18, 2012)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 August 14, 2012

ZIONS BANCORPORATION

First Reopening of the

4.00% Senior Notes due June 20, 2016

Preliminary Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due June 20, 2016 (the “Notes”).

CUSIP:	989701BC0

Principal Amount:

Auction Amount:	$20,000,000

Series:	This is a reopening of the Notes that were initially issued on June 20, 2012. As of August 28, 2012, there will be $158,448,000 in aggregate principal amount of the Notes outstanding, not including the Notes offered by this term sheet. All of the Notes being offered hereby pursuant to the auction are part of the same series of, and have the same CUSIP as, the Notes that were initially settled on June 20, 2012. Upon settlement, the Notes offered by this Term Sheet will be fungible with the $158,448,000 in aggregate principal amount of the Notes described above.

Minimum Bid Price:	99.50%

Maximum Bid Price:	103.00%

Interest Accrual:	Because these Notes form a part of the same series of Notes that were first issued on June 20, 2012, Investors who purchase these Notes will be required to pay, in addition to the applicable purchase price of the Notes, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (June 20, 2012) up to, but not including, the Reopening Settlement Date (expected to be August 28, 2012) or $7.56 per Note. The amount of the accrued interest owed will not be applied towards an investor’s individual bid limit.

Interest Accrual Date:	June 20, 2012

Reopening Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on August 28, 2012, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3).

Zions Direct Auction Account:	The securities being offered hereby can only be delivered through a Zions Direct Brokerage Account (an “Account”). If you are awarded any of the securities being offered hereby and do not already have an active Account, you must open an Account with Zions Direct before 2:00 p.m. Eastern Time on the first business day after the Auction Window has closed. If you fail to open an Account by this time, your trade will be canceled and you will not receive any of the securities offered hereby.

Coupon:	4.00%

Original Issue Discount:	We expect that the Notes should be treated as issued in a “qualified reopening” for U.S. federal income tax purposes and therefore should be treated as issued with the same amount of original issue discount (OID) as the notes issued on June 20, 2012. Accordingly, an Investor that acquires the Notes in this offering at a price that is less than or equal to the principal amount of the Notes will be required to include the remaining OID in respect of the Notes issued on June 20, 2012 in income as ordinary interest income as it accrues, subject to offset in respect of any acquisition premium. See “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the prospectus supplement dated June 18, 2012.

Public Offering Price:

Auction Window:	Auction Start: 3:00 pm ET, Tuesday, August 14, 2012. Auction End: 1:30 pm ET, Thursday, August 23, 2012, subject to the 2-Minute Rule referenced in the Prospectus Supplement.

Interest Payment Dates:	Interest will be paid semiannually on June 20 and December 20, beginning on December 20, 2012, to holders of record as of the preceding June 5 and December 5, respectively.

Day Count:	30/360

Maturity:	June 20, 2016

Concurrent Offering:	At any given time during the course of this Auction, we may be conducting concurrent offerings of other securities for which we have filed offering materials with the Securities and Exchange Commission, or SEC. You should carefully review all the materials we have filed with the SEC before making a decision to invest in our securities.

Auction Agent:	Zions Direct, Inc. (“Zions Direct”)

Distribution Agent:	Zions Direct

Distribution Agent Fee:	0.65%. Zions Direct has agreed to use its reasonable best efforts to solicit and receive offers to purchase the Notes. Zions Direct will act as principal with respect to any Notes sold in this offering. Any Notes sold by Zions Direct to securities dealers may be sold at a discount from the public offering price of up to 0.30%. Zions Direct will not receive any separate consideration for acting as Auction Agent hereunder.

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	We have not determined whether we will file an application to list the Notes on the New York Stock Exchange. However, in the event that we elect to file such an application, there can be no assurance that the NYSE will approve the Notes for listing.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Issuer Ratings:

BBB- (Rating Outlook Stable) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard & Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Calculation / Issuing / Paying Agent:	Zions First National Bank

This Term Sheet contains selected information about the Notes subject to further description in the prospectus dated April 4, 2011 and the prospectus supplement dated June 18, 2012. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the prospectus supplement dated June 18, 2012 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.